Press release November 24, 2010
VIRGINIA ENTERS INTO AGREEMENT ON THE PROJET LG-4

Virginia Mines Inc. (“Virginia”) (TSX-VGQ) is pleased to announce that it has entered into a joint-venture agreement with SOQUEM Inc. (“SOQUEM”), a wholly-owned subsidiary of Société générale de financement  du Québec (“SGF”), Aurizon Mines Ltd. (“Aurizon”) and Stornoway Diamond Corporation (“Stornoway”) on the property LG-4, located in the James Bay region, Province of Quebec. The property comprises 27 blocks of claims for a total of 236 claims. The property is a result of a modelling exercise conducted by the Mineral Exploration Research Consortium (“Consorem”). Partners to this agreement are all members of Consorem.

Under this agreement, Virginia, SOQUEM, Aurizon and Stornoway have jointly acquired, in 2010, by map designation of claims with Quebec Ministry of Natural Resources and Wildlife, all mining claims forming the LG-4 property. Partners to the agreement contributed equally to the joint venture giving each of them a 25% participation. Virginia will be the manager of the joint venture.

The 2010 summer field work, with a total budget of $300,000, consisted of prospecting and till sampling over the entire block of claims.

About SOQUEM

SOQUEM is a wholly-owned subsidiary of SGF, which is the Québec government's main industrial and financial development corporation. Its mission is to undertake economic development projects in the industrial sector in cooperation with partners and in compliance with the economic development policies of the Government of Québec.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions. Aurizon shares trade on the Toronto Stock Exchange (TSX) under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK". Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

About Stornoway

Stornoway is one of Canada's leading diamond exploration and development companies, involved in the discovery of over 200 kimberlites in seven Canadian diamond districts. The Company benefits from a diversified diamond property portfolio, a strong financial platform and management and technical teams with experience in each segment of the diamond "pipeline" from exploration to marketing.

About Virginia

Virginia is among the most active mining exploration companies in Quebec with a working capital of $42.9 M as at August 31, 2010, and 30,455,442 shares issued and outstanding as at October 31, 2010. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT: André Gaumond, President, or Paul Archer, V-P Exploration.
200-116 St-Pierre Quebec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax. 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.